                      Qiao Xing Universal Telephone, INC


For Immediate Release                                               Exhibit 99.1


For further information

Mr. Jeff J.F. Feng                                          Tel: 86-752-280-8188
Qiao Xing Universal Telephone, Inc.                         Fax: 86-752-280-3101
http:\\www.qiaoxing.com
E-mail: qxxiao@pub.huizhou.gd.cn

Qiao Xing Universal Telephone
Appoints Mr. K.G. ZHU Chief Executive Officer

CHINA, September 21, 1999 -- Qiao Xing Universal Telephone, Inc. ("Qiao Xing" or the "Company", NASDAQ/NMS: XING) today announces the appointment of Mr. K.G. ZHU as Chief Executive Officer ("CEO") of the Company. Mr. ZHU will be responsible for the Company's overall strategic direction, policy making, leadership of the executive team and reports to Mr. Rui Lin WU, Chairman and President of the Company.

Mr. ZHU has more than six years' experience in project management, quality control and customer development. He is a forerunner in cordless telephone field. He was a key member of the engineering team which developed Asia's first digital cordless telephone ("DCT"). Mr. ZHU said: "Qiao Xing's encouraging future attracts me. The Company's ceaseless self-improvement, intensive emphasis on research and development and the increasing of manufacturing and distribution capacity with the objective of becoming the largest telephone manufacturer in PRC have impressed me."

Mr. ZHU spent nearly six years at VTech Holdings Ltd. ("VTech", which is the world market leader of 900 MHz cordless phones), rising to the position of engineering manager at VTech Communications (US) Ltd. In this position, Mr. ZHU was in charge of the Engineering Department of VTech Portland Office. He also served as senior engineering manager at Telecom Division, which consisted of production engineering, industrial engineering, development engineering, and testing engineering departments.

Upon leaving VTech, Mr. ZHU was the deputy General Manager at S.Megga Telecommunications Limited, a Hong Kong listed company which is mainly engaged in manufacturing and sales of telecommunications products. He helped grow S.Megga's sales per month from $500 thousand to over $10 million .

Mr. ZHU joins Qiao Xing from BTK Electronics, where he served as General Manager. BTK is one of the major telecommunications equipment manufacturers in China. At BTK, Mr. ZHU was leading the development, manufacturing and marketing departments.

P. S.: Qiao Xing is one of the largest telephone manufacturers in China, currently produces 165 corded models and 25 cordless models, and has an extensive nationwide sales network that comprises over 1,000 retail outlets in China. Qiao Xing is also the first telephone manufacturer in China to receive the ISO 9001 Accreditation.

This Press Release contains "forward-looking statements" regarding to future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include, but and not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

                                      -1-